

August 31, 2021

W. Bryan Buckler
Chief Financial Officer
OGE Energy Corp.
321 North Harvey
PO Box 321
Oklahoma City, OK 73101

      Re: OGE Energy Corp.
          Form 10-K for the Fiscal Year ended December 31, 2020
          Filed February 25, 2021
          File No. 001-12579

Dear Mr. Buckler:

We have reviewed your June 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53

1. We understand from your response to prior comment one that you are proposing to revise the non-GAAP "gross margin" labels that you have been using to either "utility margin" or "Enable margin" and to change your reconciliations for these non-GAAP measures to utilize operating income as the most directly comparable GAAP measure, even though you believe operating revenues is more directly comparable.

    We continue to believe that you should present gross margin in accordance with GAAP, as defined in the FASB Master Glossary, as the most directly comparable GAAP measure for use in the reconciliation that is required under Item 10(e) of Regulation S-K.

Unless you are able to show how a measure that is unburdened by any expense would be more comparable than gross margin, or how operating income would be more comparable than gross margin, to your utility and Enable margin measures, please further revise your non-GAAP disclosures as requested in prior comment one.

 You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation